For Immediate Release

HYDROGENICS REPORTS THIRD QUARTER 2004 RESULTS

Company Announces Acquisition of Stuart Energy Systems

TORONTO, November 10, 2004 — HYDROGENICS CORPORATION (NASDAQ: HYGS and TSX: HYG), a developer and manufacturer of fuel cell products and related technologies, today announced its unaudited financial results for the third quarter ended September 30, 2004 and highlights of its recent corporate activity. All amounts are reported in U.S. dollars. Conference call details are provided below.

Hydrogenics’ third quarter revenues totaled $3.5 million, compared with $5.5 million for third quarter 2003. Net loss for the third quarter 2004 was $7.3 million, or $0.11 per share, compared with a net loss of $6.9 million, or $0.13 per share, for the third quarter 2003. Net loss for the third quarter includes $2.1 million in non-cash amortization of intangibles, compared with $3.2 million in the comparable period.

Hydrogenics’ year-to-date revenues totaled $11.2 million, compared with $20.8 million for the comparable period in 2003. Net loss for the year-to-date was $23.2 million, or $0.37 per share, compared with a net loss of $14.8 million, or $0.28 per share, for the comparable period in 2003. Net loss for the year-to-date includes $6.4 million in non-cash amortization of intangibles, compared with $9.7 million in the comparable period.

Gross profit for the third quarter was $0.6 million, or 18 percent of revenues, compared with $1.7 million, or 31 percent of revenues for the comparable period in 2003. Gross profit for the year-to-date was $2.9 million, or 26 percent of revenues, compared with $6.7 million, or 32 percent of revenues for the comparable period in 2003. Lower sales volume, and the temporary deployment of R&D efforts towards resolving certain product technology issues in the test segment, contributed to the decline in gross margins as a percentage of revenues. Research and development grants were $1.7 million for the third quarter 2004 compared with $0.9 million for the comparable period in 2003. Research and development grants were $3.7 million for the year-to-date compared with $2.1 million for the comparable period in 2003.

The decrease in revenues in the third quarter and year-to-date was primarily attributable to a decrease in test equipment revenues. Test equipment revenues were particularly high in 2003 due, in part, to the acquisition of Greenlight as well as a record level of confirmed orders for test equipment entering 2003. These revenues have fluctuated historically and are expected to continue to fluctuate significantly from period to period.

Net cash used in operating activities for the third quarter ended September 30, 2004, was $2.5 million. Combined cash and short-term investments at September 30, 2004 were $93.4 million, compared with $95.7 million at June 30, 2004.

The 6 percent appreciation in the Canadian dollar from the first nine months of 2003 to the first nine months of 2004 negatively impacted third quarter and year-to-date operating costs by approximately $0.3 million and $1.1 million, respectively.

“The success of our test equipment business continues to be a fundamental priority,” said Hydrogenics’ President and CEO Pierre Rivard. “Last quarter we committed ourselves to re-establishing growth in our test equipment business through organizational changes, product improvements, active sales and pipeline development as well as increased involvement at all levels of the organization. Through these initial measures we are reaffirming our dedication to product quality as well as technology leadership in the test business. We believe that our efforts to date have contributed to increased traction in the market as reflected by an increase in our order backlog and sales quotation activity.”

“We are excited to see continued momentum in our power products business, including our expanded initiative in on-site hydrogen generation technology and products,” commented Rivard. “This quarter we unveiled Toronto’s first combined hydrogen generation and refueling station — a unique installation located at the foot of North America’s first urban wind turbine, where it uses power generated by the turbine to produce hydrogen using our proprietary PEM electrolysis technology. The demonstration vehicles that are fueled at this site essentially run on converted wind power with zero ‘source to wheels’ emissions. This innovative ‘clean power’ system represents only one wind turbine, one hydrogen refueling station and a few vehicles, but we believe this model can be easily replicated in other locations.”

“Our fuel cell power modules now comfortably span a wider power range of 5 kW to 65 kW. This allows us to embrace today’s viable commercial markets, namely light mobility, fleet and back up power applications. We are working with key participants in each of these markets.”

Commercial Sustainability — Hydrogenics’ confirmed orders and commitments under long-term contracts grew in the quarter and now stand at approximately $21 million, including:

•	Test equipment and services representing approximately $8.2 million, or 39 percent;

•	R&D grants representing approximately $7.0 million, or 33 percent; and

•	Power Products, including hydrogen generation, representing approximately $5.7 million, or 28 percent of this backlog.

Strategic Alliances — The Company continues to secure and solidify key strategic alliances in support of its power products and on-site hydrogen generation initiatives. In support of its light mobility initiative announced earlier in the year, Hydrogenics signed a five-year Collaboration Agreement with Deere & Company to advance the technical development of fuel cell systems and achieve certain commercialization targets. This quarter, Deere delivered its next generation fuel cell-powered demonstration vehicle integrated with a HyPM 10 kW fuel cell power module. General Motors (GM) and Hydrogenics continue to support each others’ commercialization initiatives. During the quarter, Hydrogenics received a multi-million dollar test station contract from GM together with a new multi-million dollar contract to provide testing services in support of GM’s fuel cell stack development program. Last quarter, Hydrogenics announced a Master Services Agreement with ChevronTexaco under which the Company was contracted to provide ongoing services to ChevronTexaco, for engineering services to support ChevronTexaco’s U.S. Department of Energy (DOE) infrastructure initiatives. The Company has commenced work on a second hydrogen generation station project utilizing ChevronTexaco’s core technology in fuel processing and Hydrogenics’ engineering and system integration capabilities.

Commercial Power Products — As highlighted at the recent Fuel Cell Seminar in San Antonio, Texas, Hydrogenics expanded its HyPM power range to now offer a HyPM 7 kW, HyPM 10 kW and HyPM 65 kW. First orders have already been received for both the HyPM 7 kW and the HyPM 65 kW. The HyPM power module product line is targeted for use in: (i) off-road and light mobility applications; (ii) premium back-up power and UPS applications; and (iii) vehicle-borne auxiliary power units (APUs). Initial market demand for these products is being driven by significant cost reductions, as well as breakthroughs in power module durability and performance. In the area of cost reductions, Hydrogenics has achieved a 50 percent reduction in power module production costs for three consecutive years. The Company is on track for similar cost reductions in 2004. In the area of durability milestones, the HyPM 10 kW power module has, to date, achieved over 4,500 hours of operation and over 5,600 ‘stop-start’ cycles on a singular unit, with minimal degradation of performance. This performance gives the Company confidence that fuel cells are ready to challenge incumbent technologies in an increasing number of markets. One near term area of focus is the lead-acid battery market, for both vehicular and stationary applications.

The Company has also achieved significant performance improvements, through its use of ultra-capacitors in a hybrid configuration with fuel cells. The benefits of a hybrid configuration in certain applications include lower cost, improved system dynamics, reduced footprint, improved efficiency, extended range and increased application versatility. During the current quarter, Hydrogenics is expected to deploy a pair of forklifts equipped with this hybrid technology into GM’s Oshawa, Canada facility as part of a government funded project.

Hydrogenics continues to expand its core technology in PEM electrolysis through the development of HyLYZER hydrogen refueling systems, targeted at single vehicle and small fleet applications. This business strategy offers complete solutions to today’s hydrogen and fuel cell demonstration markets as well as small-scale early commercial installations. The Company currently has contracts to deliver 3 electrolyzer refuelers to various demonstration projects.

Global Reach — Hydrogenics is diversifying its business in Europe and Asia with recent success introducing power modules and its hydrogen generation products in these regions.

Subsequent Event

On November 10, 2004 the Company announced that it had entered into an agreement to acquire all of the issued and outstanding shares of Stuart Energy Systems Corporation. Pursuant to the agreement Hydrogenics will make a share exchange offer at an exchange ratio of 0.74 Hydrogenics shares for every one Stuart share. The offer is expected to be mailed to Stuart’s shareholders by or before December 8, 2004 and will remain open for 35 days. The offer will be subject to customary conditions including that at least two thirds of Stuart’s shares are tendered.

OUTLOOK

“We started the year with a goal to launch two key new initiatives in light mobility power products and hydrogen generation and refueling. Today, I believe both these initiatives are well on track,” said Rivard. “Despite lower revenues in our test business, the increasing number of our OEM partners represents a solid endorsement of both our technology and market positioning. We have actively deployed resources to help ensure we deliver high quality, market leading fuel cell test equipment with predictable gross margins, and we are being rewarded for these efforts with increased quotation activity and a growing backlog.”

“As we approach the end of 2004, we are focused on the diversification and broadening of our revenue streams,” continued Rivard. “I strongly believe that the pairing of Hydrogenics and Stuart Energy is an excellent transaction for our shareholders. Stuart Energy has leading hydrogen infrastructure technology and expertise, productive sales channels and a strong market position. By integrating our two teams, expanding our product offerings, and leveraging our strategic relationships, I believe we are better positioned to capitalize on the exciting opportunities before us.”

CONFERENCE CALL DETAILS

The Company will hold a conference call with senior management to discuss the financial results in detail at 10:30 a.m. Eastern Time / 7:30 a.m. Pacific Time on November 10, 2004. To access the conference call participants should dial (913) 981-5519. A live webcast of the conference call will be available on the Company’s Web site at www.hydrogenics.com. Please visit the Web site at least 15 minutes early to register for the teleconference webcast and download any necessary software. A replay of the webcast will also be available following the conference call on the Hydrogenics corporate Web site.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a clean power generation company, engaged in the commercialization of hydrogen and fuel cell technology and test stations for fuel cells. The Company is building a sustainable business with this potentially “game changing technology.” With an unrivalled experience in fuel cell test systems and relationships with key industry partners, the Company is creating innovative, clean energy solutions for transportation, stationary and portable power applications.

Hydrogenics, based in Mississauga, Ontario, Canada, has operations in British Columbia, Canada, Japan, the United States, and Germany.

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Company Contact

Hydrogenics, Mississauga, Ontario
Gary Brandt
Chief Financial Officer
Ph: 905-361-3633
Email: gbrandt@hydrogenics.com

Media Contact

Melody Gaukel
Ketchum
Ph: 416-544-4906
Email: melody.gaukel@ketchum.com

Hydrogenics Corporation
Interim Consolidated Balance Sheets
As at September 30, 2004 and December 31, 2003
(thousands of U.S. dollars)

	September 30,	December 31,
	2004	2003
	(unaudited)
	$	$
Assets
Current assets
Cash	1,918	1,964
Short-term investments	91,497	44,744
Accounts receivable	4,386	7,784
Grants receivable	1,702	506
Inventories	6,012	4,603
Prepaid expenses	1,572	823

	107,087	60,424

Deposits	105	106
Deferred charges	—	795
Property, plant and equipment	5,843	5,552
Future tax assets	1,802	3,258
Intangible assets	9,702	16,084
Goodwill	5,113	5,219

	129,652	91,438

Liabilities
Current liabilities
Accounts payable and accrued liabilities	6,276	6,168
Unearned revenue	1,505	213
Income taxes payable	298	212

	8,079	6,593

Long term debt	385	619
Deferred research and development grants	148	—
Future tax liabilities	1,802	3,258

	10,414	10,470

Shareholders’ Equity
Share capital and other equity	193,846	132,375
Deficit	(70,562)	(47,361)
Foreign currency translation adjustment	(4,046)	(4,046)

	119,238	80,968

	129,652	91,438

Hydrogenics Corporation
Interim Consolidated Statements of Operations and Deficit
For the three and nine months ended September 30, 2004
(thousands of U.S. dollars, except share and per share amounts)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
	$	$	$	$
Revenues	3,509	5,528	11,162	20,778
Cost of revenues	2,896	3,801	8,267	14,038

	613	1,727	2,895	6,740

	17.5%	31.2%	25.9%	32.4%
Operating expenses
Selling, general and administrative	3,592	3,230	10,118	8,837
Stock-based compensation expense	417	292	1,044	393
Research and development	3,158	2,075	10,395	6,641
Research and development grants	(1,672)	(859)	(3,741)	(2,124)
Depreciation of property, plant and equipment	643	546	1,806	1,690
Amortization of intangible assets	2,128	3,234	6,382	9,700
Integration costs	—	270	—	1,060

	8,266	8,788	26,004	26,197

Loss from operations	(7,653)	(7,061)	(23,109)	(19,457)

Other income (expenses)
Provincial capital tax	(45)	(48)	(132)	(140)
Interest, net	277	131	621	498
Foreign currency gains (losses)	201	134	(464)	4,388

	433	217	25	4,746

Loss before income taxes	(7,220)	(6,844)	(23,084)	(14,711)
Current income tax expense	49	42	117	120

Net loss for the period	(7,269)	(6,886)	(23,201)	(14,831)
Deficit — Beginning of period	(63,293)	(33,215)	(47,361)	(25,270)

Deficit — End of period	(70,562)	(40,101)	(70,562)	(40,101)

Net loss per share
Basic and diluted	(0.11)	(0.13)	(0.37)	(0.28)

Shares used in calculating basic and diluted net loss per share	64,609,988	53,083,206	63,181,581	52,957,526

Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2004
(thousands of U.S. dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
	$	$	$	$
Cash provided by (used in)

Operating activities
Net loss for the period	(7,269)	(6,886)	(23,201)	(14,831)
Items not affecting cash
Depreciation of property, plant and equipment	643	546	1,806	1,690
Amortization of intangible assets	2,128	3,234	6,382	9,700
Unrealized foreign exchange (gains) losses	(39)	(194)	(143)	(4,618)
Imputed interest on long term debt	9	55	43	78
Non-cash consulting fees	19	15	52	45
Stock-based compensation	417	292	1,044	393
Net change in non-cash working capital	1,567	(1,122)	2,344	(1,079)

	(2,525)	(4,060)	(11,673)	(8,622)

Investing activities
Decrease (increase) in short-term investments	3,728	4,582	(46,689)	14,657
Purchase of property, plant and equipment	(33)	(56)	(2,138)	(1,243)
Business acquisitions, net of cash acquired	106	—	106	(3,344)

	3,801	4,526	(48,721)	10,070

Financing activities
Repayment of long-term debt	23	(160)	(175)	(186)
Defered research and development grant	148	—	148	—
Common shares issued, net of issuance costs paid	7	13	60,375	104

	178	(147)	60,348	(82)

Increase (Decrease) in cash during the period	1,454	319	(46)	1,366
Effect of exchange rate changes on cash	—	(13)	—	(51)
Cash — Beginning of period	464	2,003	1,964	994

Cash — End of period	1,918	2,309	1,918	2,309